SECURITII

18000764

OMB APPROVAL	
3 Number:	3235-0123
res:	August 31, 2020
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SEC Mail Processing

JUL 30 2018

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/2017** (MM/DD/YY) AND ENDING **05/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BARRINGTON RESEARCH ASSOCIATES, INC

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. Clark St.
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Paris 312-634-6360
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

Securities and Exchange Commission
Trading and Markets

JUL 30 2018

RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OMC 8/1/18

OATH OR AFFIRMATION

I, Gregory D. Paris, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Barrington Research Associates, Inc. as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARIETTA T COLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 04, 2019

Notary Public

Signature

Executive V.P. and COO

Title

SEC Mail Processing
JUL 30 2018
Washington, DC

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARRINGTON RESEARCH ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

May 31, 2018

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board or Directors and Shareholders of
Barrington Research Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the "Company") as of May 31, 2018, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barrington Research Associates Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barrington Research Associates Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Barrington Research Associates Inc.'s auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Barrington Research Associates Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
July 26, 2018

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2018

Assets		
Cash	$	488,224
Receivable from clearing broker		196,102
Commissions receivable		23,792
Due from officers		131,951
Underwriting fees receivable		564,461
Investment banking receivable		275,000
Research fees receivable		40,855
Deposits and other		12,732
	$	1,733,117

Liabilities and Shareholders' Equity

Liabilities		
Commissions payable	$	16,163
Retirement plan payable		9,430
Accounts payable and accrued expenses		234,668
Interest payable		12,500
Subordinated loan		500,000
Deferred liabilities		468,114
		1,240,875
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		469,970
Retained earnings		21,272
		492,242
	$	1,733,117

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2018

Revenues		
Commissions	$	1,352,289
Financial advisory fees		655,000
Investment banking fees		2,120,187
Research services		1,048,336
Realized trading loss		(323)
Consulting		471,686
Interest and other		102,407
		5,749,582
Expenses		
Officer and employee compensation		2,863,027
Commissions		388,360
Consulting fees		509,875
Professional and regulatory		75,444
Office and communications		125,967
Clearing and execution		256,890
Conference expense		43,338
Research and data vendors		196,544
Payroll taxes		191,523
Travel and entertainment		293,751
Occupancy and equipment rental		473,163
Interest		50,218
Other		90,401
		5,558,501
Net income	$	191,081

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2018

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at June 1, 2017	$ 1,000	$ 469,970	$ (169,809)	$ 301,161
Net income	-	-	191,081	191,081
Balance at May 31, 2018	$ 1,000	$ 469,970	$ 21,272	$ 492,242

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended May 31, 2018

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at May 31, 2017	$	500,000
Increase		-
Subordinated liabilities at May 31, 2018	$	500,000

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2018

Cash flows from operating activities		
Net income	$	191,081
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		(80,304)
Underwriting fees receivable		(492,689)
Commissions receivable		50,904
Investment banking receivable		20,000
Research fees receivable		(6,179)
Deposits and other		15,384
Increase (decrease) in operating liabilities:		
Commissions payable		(17,387)
Retirement plan payable		(2,622)
Accounts payable and accrued expenses		85,411
Deferred liabilities		(62,938)
Net cash used in operating activities		(299,339)
Decrease in cash		(299,339)
Cash at beginning of the year		787,563
Cash at end of the year	$	488,224
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		37,718

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at May 31, 2018, nor material to the results of its operations for the year then ended.

Commission revenue and related expenses on equity securities and research revenue are recorded as earned on an accrual basis.

Investment banking fees include underwriting, corporate finance, and designation fees. They are recorded when all services are completed under the terms of the engagements. Associated expenses are deferred in order to match the related revenue or until the related engagement is completed.

Deferred Liabilities

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 840 which clarifies lease incentives shall be recognized as reductions of rental expense by the lessee on a straight-line basis over the term of the lease. Deferred liabilities consist of deferred rent and deferred income incentives.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted FASB ASC topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation
Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

3. Fair Value Measurement and Disclosure, Continued

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received

At May 31, 2018 the Company had no level 1, level 2, or 3 investments required to be disclosed under FASB ASC 820.

4. Receivable from Clearing Broker

At May 31, 2018, the Company utilized clearing broker, National Financial Services, LLC the receivable includes $196,102 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

As of May 31, 2018 the Company has an outstanding retirement plan payable of approximately $9,400 included in the financial statements. During the year ending, May 31, 2018 the Company's contributions approximated $83,000.

6. Related Party Transactions

During the year ended, the Company had income of approximately $375,000 from consulting and management advisory fees rendered to Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended May 31, 2018.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

At May 31, 2018, a significant credit concentration consisted of cash deposited in excess of federally insured limits by approximately $240,000. Management does not consider any credit risk associated with this net receivable to be significant.

9. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through February 29, 2024.

In November 2012, the Company executed an office lease amendment to extend terms through February 29, 2024. The amendment included a tenant incentive credit payout of $296,700 and a rent abatement of $392,513. Lease incentives and abatements are amortized over the life of the lease on a straight-line basis as an offset to rent expense. The difference between the straight-line rent expense and the required lease payment is reflected as a deferred liabilities in the statement of financial condition.

For the year ending May 31, 2018 the rent expense is $288,907.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2018:

Year Ending May 31	Amount
2019	242,000
2020	242,000
2021	242,000
2022	242,000
Thereafter	423,000
Total	$ 1,391,000

The Company had an outstanding irrevocable standby letter of credit for $180,000 at May 31, 2018. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

At May 31, 2018, the Company has a capital loss carryforward available to offset future capital gains of approximately $310,000 which expires in tax years 2018 through 2020. The deferred tax asset of approximately $95,000, arising from the capital loss carryforwards, is fully reserved as realization is not assured.

At May 31, 2018, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $1,200,000 and $2,600,000, respectively, which expire in tax years 2034 through 2035. The deferred tax asset for federal and state are approximately $250,000 and $247,000, respectively arising from the net operating loss carryforwards, is fully reserved as realization is not assured.

11. Liabilities Subordinated to Claims of General Creditors

The borrowing under a subordination agreement At May 31, 2018 is:
Subordinated Loan, 10% interest, due May 31, 2019 for $500,000.

The subordinated borrowing is covered by an agreement approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

12. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2018, the Company had net capital and net capital requirements of $497,780 and $100,000, respectively.

13. Contingencies

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violations which many possibly involve sanctions and or fines. These matters are rigorously defended as they arise.

14. Subsequent Events

Management has evaluated events and transactions through July 26, 2018, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2018

Computation of net capital				
Total shareholders' equity			$	492,242
Deduct shareholders' equity not allowable for Net Capital				0
Total shareholders' equity qualified for net capital				492,242
Other additions and/or allowable credits:				
Liabilities subordinated to claims of general creditors	$	500,000		
Deferred liabilities		468,114		968,114
Deductions and /or charges:				
Nonallowable assets:				
Due from officers		131,951		
Underwriting fees receivable		564,461		
Investment banking receivable		253,250		
Deposits and other		12,732		(962,394)
Net capital before haircuts on securities positions				497,962
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	182		(182)
Net capital			$	497,780
Computation of basic capital requirement				
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)				100,000
Excess net capital			$	397,780
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required			$	377,780
Computation of aggregate indebtedness				
Aggregate indebtedness			$	272,761
Ratio of aggregate indebtedness to net capital			%	54.80

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2018

See accompanying notes.

Barrington Research Associates, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2018

The Company did not handle any customer cash or securities during the year ended May 31, 2018 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2018

The Company did not handle any customer cash or securities during the year ended May 31, 2018 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2018

The Company did not handle any customer cash or securities during the year ended May 31, 2018 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Barrington Research Associates, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending May 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
July 26, 2018

Barrington Research Associate Inc's Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Gregory D. Paris swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Gregory D. Paris – Executive V.P. - COO
Barrington Research Associates, Inc.

July 26, 2018
Date